FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2004

Commission File No.	000-27096

Air Canada

(Translation of registrant’s name into English)

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1	News Release dated April 26, 2004 ("Air Canada Announces Revised Agreement With Deutsche Bank For $850 Million Rights Offering")	4

Document 1

Air Canada	[Air Canada Logo Omitted]

Attention Business/Financial Editors: Air Canada Announces Revised Agreement With Deutsche Bank For $850 Million Rights Offering

MONTREAL, April 26 /CNW Telbec/ — Air Canada announced today that it has reached an agreement in principle with Deutsche Bank AG to amend the Stand-By Purchase Agreement to extend and increase the rights offering available to creditors from $450 million to $850 million. The $850 million rights offering is greater than the $700 million originally sought by the Company at the start of the equity solicitation process in July 2003. The agreement is subject to completion of appropriate documentation and Court approval.

“Air Canada’s restructuring regains its momentum today with a vote of confidence in our restructuring business plan from a major global financial institution,” said Air Canada CEO Robert Milton. “The agreement with Deutsche Bank will provide a solid foundation for Air Canada’s restructuring and the flexibility to pursue an equity partner as we work towards a successful completion of the restructuring in the coming months.

“Air Canada is well positioned to carry on business effectively and it is business as usual for our customers. We have made significant progress in revenue, fleet and cost restructuring over the past year and our 2004 revenues are tracking in line with what we projected in our business plan. We are now entering our strongest travel period of the year, with positive cash flow and approximately $1 billion in cash on hand as of the close of business last week in addition to $500 million in available credit lines unchanged from the most recent update.

“Our stakeholders, including our largest creditors, have reaffirmed their support in ensuring the airline’s successful restructuring and will continue to work with us to ensure Air Canada emerges from CCAA protection a much stronger airline,” said Mr. Milton.

Under the proposed amendments, the previously announced $450 million rights offering to creditors will be expanded to $850 million at the same $925 million pre-investment valuation of Air Canada as had been provided in the Trinity Agreement thus preserving and expanding a key element of potential creditor recovery in Air Canada’s restructuring plan.

Deutsche Bank as Stand-by Purchaser will acquire any equity not purchased by creditors at a premium price of 107.5% thus ensuring that AC will have the full $850 million available to fund its restructuring plan.

Air Canada will pursue an equity solicitation process. However, as a result of the funding that the proposed amendments will secure, Air Canada will be seeking only $250 million instead of the $650 million provided for in the Trinity Agreement. This equity will be used in part to retire the GE convertible notes and warrants if appropriate arrangements can be negotiated with GE similar to those formerly negotiated by Trinity. However, successful completion of the proposed equity investment will no longer be a condition precedent to Air Canada’s successful emergence from CCAA.

In addition to documentation and Court approval, the proposed amendments contain two significant conditions regarding labour and pension matters which must be satisfied by May 15, 2004. The labour condition requires that Air Canada obtain $200 million in annual cost reductions to realize the labour cost savings of approximately $1.1 billion agreed to by the various Air Canada unions last year. In addition, the agreement requires that Air Canada’s labour unions provide “clean slate” assurances that all material disputes or claims will be compromised or waived upon emergence. The pension conditions require Air Canada to reach satisfactory arrangements with the Office of the Superintendent of Financial Institutions (OSFI) to implement the February 18, 2004 agreement between Air Canada and its pension beneficiaries regarding funding over 10 years of the solvency deficit in Air Canada’s pension plans. The proposed amendments do not require pension design changes as had previously been required by equity plan sponsors.

In addition, the agreement requires satisfactory assurances from the Government of Canada that, upon emergence, Air Canada will be able to compete on a level playing field with all Canadian carriers in regards to the regulatory environment.

The timeline for the equity solicitation process remains under discussion and will be subject to approval by the Court. However, the amended agreement will provide for Air Canada to emerge from CCAA protection no later than September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Air Canada

Registrant

Date:	April 28, 2004	By:	/s/ John Baker

(Signature)
John Baker
Senior Vice-President and General Counsel